Exhibit 99.2

[Form of Support Agreement Signed by Directors and Officers of Inter Pipeline Ltd.]

Execution Copy

SUPPORT AGREEMENT

THIS AGREEMENT is dated as of the 31st day of May , 2021.

BETWEEN:

The Director or Officer of inter pipeline ltd. named on the signature page hereof

("Shareholder")

AND

PEMBINA PIPELINE CORPORATION, a corporation existing under the laws of the Province of Alberta

("Pembina")

WHEREAS Pembina and Inter Pipeline Ltd. ("Inter Pipeline") have, concurrently with the execution of this Agreement, entered into an arrangement agreement dated the date hereof (as the same may be amended from time to time, the "Arrangement Agreement"), which contemplates an arrangement pursuant to section 193 of the Business Corporations Act (Alberta) (as the same may be amended from time to time, the "Arrangement");

AND WHEREAS, under the Arrangement, among other things, Pembina intends to acquire, directly or indirectly, all of the issued and outstanding Inter Pipeline Common Shares, and each holder of Inter Pipeline Common Shares will receive, for each Inter Pipeline Common Share held, such number of Pembina Common Shares equal to the Exchange Ratio;

AND WHEREAS, as of the date hereof, the Shareholder is the registered and/or direct or indirect beneficial owner of, or exercises control or direction over, the Inter Pipeline Common Shares (together with any additional Inter Pipeline Common Shares and any other securities of Inter Pipeline in respect of which direct or indirect beneficial ownership or control or direction is acquired by the Shareholder after the date hereof in the market, from treasury or otherwise) as set forth in the signature page below (the "Subject Shares");

AND WHEREAS the Shareholder understands and acknowledges that Pembina is entering into the Arrangement Agreement in reliance upon the Shareholder's execution and delivery of this Agreement and the terms contained herein, and in consideration for Pembina entering into the Arrangement Agreement, the Shareholder hereby agrees to be bound by the terms set forth in this Agreement, which sets out the terms and conditions upon which the Shareholder has agreed, among other things, to support the Arrangement and to cause the Subject Shares to be voted in favour of the Arrangement;

AND WHEREAS the Shareholder is agreeing to support the Arrangement in reliance upon Pembina's execution and delivery of this Agreement and the terms contained herein, and in consideration for the Shareholder agreeing to support the Arrangement, Pembina hereby agrees to be bound by the terms set forth in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledge), the Parties hereto covenant and agree as follows:

1.	Definitions.

In this Agreement:

(a)	"Agreement", "herein", "hereof", "hereby", "hereto", "hereunder" and similar expressions mean and refer to this support agreement as supplemented, modified or amended, and not to any particular section or other portion hereof; and
(b)	"Party" means a party to this Agreement and "Parties" means all parties to this Agreement.

Additional capitalized terms not otherwise defined in this Agreement shall have the meanings specified in the Arrangement Agreement.

2.	Covenants of the Shareholder

Subject to the terms and conditions of this Agreement, the Shareholder hereby covenants to Pembina that:

(a)	the Shareholder shall not, directly or indirectly: (i) sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest (including any economic consequence of ownership) in any of the Subject Shares, or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than pursuant to the Arrangement; (ii) other than in connection with any annual general meeting of Inter Pipeline Shareholders called by the directors of Inter Pipeline (and provided the same are not inconsistent with this Agreement or the Arrangement Agreement), grant or agree to grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares other than pursuant to this Agreement; or (iii) requisition or join in the requisition of any meeting of Inter Pipeline (for greater certainty, other than a meeting called by the directors of Inter Pipeline) for the purpose of considering any resolution other than the Arrangement Resolution; provided that the Shareholder may transfer Subject Shares (i) to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the Shareholder or under common control with or controlling the Shareholder provided that (A) such transfer will not relieve or release the Shareholder of or from its obligations under this Agreement, (B) prompt written notice of such transfer is provided to Pembina, and (C) the transferee continues to be a corporation or other entity directly or indirectly owned or controlled by the Shareholder or the transferee shall have agreed in form and on terms satisfactory to Pembina, acting reasonably, to become bound by this Agreement in the same manner as the Shareholder or (ii) with the prior written consent of Pembina.
(b)	the Shareholder shall vote the Subject Shares at any meeting of any of the Inter Pipeline Shareholders at which the Inter Pipeline Shareholders are entitled to vote, including the Inter Pipeline Shareholders' Meeting, and in any action by written consent of the Inter Pipeline Shareholders, in favour of the approval, consent, ratification and adoption of the Arrangement Resolution, and against any resolution or transaction which is inconsistent with or would in any manner, frustrate, prevent, delay or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement. The Shareholder hereby agrees to duly deposit a proxy or voting instruction form, as applicable, duly completed and executed in respect of the Subject Shares as soon as reasonably practical following the mailing of the Joint Proxy Circular, and in any event at least five (5) business days prior to the Inter Pipeline Shareholders’ Meeting, voting such Subject Shares in favour of the Arrangement Resolution and any actions required in furtherance of the actions contemplated by the Arrangement Agreement and against any resolution or transaction which is inconsistent with or would in any manner, frustrate, prevent, delay or nullify the Arrangement or the transactions contemplated by the Arrangement Agreement, and any such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Pembina has been obtained or this Agreement is terminated in accordance with its terms;

(c)	the Shareholder will not tender the Subject Shares (or agree to do so) to the Existing Bid or any amendment to the Existing Bid, or to any other take-over bid made for the Inter Pipeline Common Shares;
(d)	the Shareholder shall not exercise any Dissent Rights or any other rights or appraisal in respect of the Arrangement or the Arrangement Resolution and not to exercise any other securityholder rights or remedies available at common law or pursuant to the ABCA or applicable securities legislation against Pembina, Inter Pipeline or any of their affiliates that may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement;
(e)	the Shareholder agrees promptly to notify Pembina of any new Subject Shares acquired by the Shareholder after the execution of this Agreement and acknowledges that any such new Subject Shares will be subject to the terms of this Agreement as though owned by the Shareholder on the date of this Agreement;
(f)	not to take any action, directly or indirectly, which may reasonably be expected to adversely affect, delay, hinder, upset or challenge the successful completion of the Arrangement, and without limiting the generality of the foregoing, the Shareholder shall: (i) comply with his or her obligations, as a Representative of Inter Pipeline, as set forth in Section 7.1 of the Arrangement Agreement; and (ii) resign as a director and/or officer of Inter Pipeline and any of its Subsidiaries as may be requested by Pembina, effective at the Effective Time and provide a release in favour of Inter Pipeline, Pembina and their related parties, on terms satisfactory to the Shareholder, acting reasonably (including the provision of a reciprocal release in favour of the Shareholder); and
(g)	the Shareholder shall not take any action that would cause any representation or warranty of the Shareholder contained herein to become untrue or incorrect in any material respect.

The Shareholder consents to details of, or a summary of, this Agreement being set out in any news release, information circular and court documents or other public disclosure produced by Inter Pipeline or Pembina in connection with the transactions contemplated by this Agreement and the Arrangement Agreement and this Agreement being made publicly available, including by filing on SEDAR. The Shareholder acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement may appear in the Joint Proxy Circular and in any other public disclosure document required by any applicable Laws and further agrees that it will, as promptly as practicable, notify Pembina of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure documents if and to the extent that the Shareholder becomes aware that any such information shall have become false or misleading in any material respect.

3.	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to Pembina that:

(a)	the Shareholder is of the age of majority and has the necessary capacity to enter into this Agreement and to complete the transactions contemplated hereby;

(b)	the Shareholder is duly authorized to execute and deliver this Agreement and, assuming the due execution and delivery of this Agreement by Pembina, this Agreement is a valid and binding agreement, enforceable against the Shareholder in accordance with its terms (except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction), and neither the execution of this Agreement by the Shareholder nor the completion by the Shareholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or by which the Shareholder is bound;
(c)	as of the date hereof: (i) the Shareholder is the legal and beneficial owner of, or the beneficial owner exercising control and direction over, all of the Subject Shares free and clear of any Encumbrances; (ii) the Subject Shares are the only voting securities of Inter Pipeline owned, directly or indirectly, or over which control or direction is exercised by the Shareholder; (iii) the Shareholder has sole dispositive power and the sole power to agree to the matters set forth in this Agreement with respect to the Subject Shares; (iv) none of the Subject Shares are subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this Agreement; and (v) the Shareholder has no agreement or option or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition or transfer to the Shareholder of additional securities of Inter Pipeline;
(d)	there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of the Shareholder, threatened against it or any of its Affiliates that adversely affects the Shareholder's ability to enter into this Agreement and perform its obligations hereunder, or its title to any of the Subject Shares;
(e)	the Subject Shares have not been tendered to the Existing Bid and the Shareholder has no agreement or understanding to tender the Subject Shares to the Existing Bid;
(f)	there is no proxy in existence with respect to any of the Subject Shares, except for a proxy given or caused to be given by the Shareholder in accordance with this Agreement; and
(g)	no Person has any agreement or option, or any right or privilege (whether by applicable Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition, transfer or exercise of any right (including to vote or grant a proxy) in respect of, any of the Subject Shares or any interest therein or right thereto, other than as contemplated by this Agreement and the Arrangement Agreement.
4.	Representations and Warranties of Pembina

Pembina represents and warrants to the Shareholder that:

(a)	Pembina has good and sufficient power, authority and right to enter into this Agreement and to complete the transactions contemplated hereby; and
(b)	Pembina is duly authorized to execute and deliver this Agreement and, assuming the due execution and delivery of this Agreement by the Shareholder, this Agreement is a valid and binding agreement, enforceable against Pembina in accordance with its terms (except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction), and neither the execution of this Agreement by Pembina nor the completion by Pembina of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, Pembina's constating documents or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Pembina is a party or by which it is bound;

(c)	there is no claim, action, lawsuit or other legal proceeding in progress or pending or, to the knowledge of Pembina, threatened against it or any of its Subsidiaries that adversely affects Pembina's ability to enter into this Agreement and perform its obligations hereunder; and
(d)	Pembina shall not take any action that would cause any representation or warranty of Pembina contained herein to become untrue or incorrect in any material respect.
5.	Termination

The Parties agree that the respective rights and obligations hereunder of Pembina and the Shareholder shall cease and this Agreement shall terminate on the earliest of:

(a)	the mutual written consent of Pembina and the Shareholder to terminate this Agreement;
(b)	the date that the Arrangement Agreement is terminated in accordance with the terms thereof; and
(c)	the Effective Time having occurred.

In the event of termination of this Agreement pursuant to this Section 5, Sections 6, Section 9 and this Section 5 shall survive the termination of this Agreement. The Shareholder shall be entitled to withdraw any form of proxy in respect of the Arrangement Resolution in the event this Agreement is terminated in accordance with this Article 5.

6.	No Agreement as Director or Officer; No Limit on Fiduciary Duties

Pembina acknowledges that the Shareholder is bound hereunder solely in its capacity as a securityholder of Inter Pipeline and in no other capacity and, if the Shareholder is a director or officer of Inter Pipeline, that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of Inter Pipeline or any of its Subsidiaries. Nothing in this Agreement shall: (a) limit or affect any actions or omissions taken by the Shareholder in his or her capacity as a director or officer of Inter Pipeline or any of its Subsidiaries, including in exercising rights under the Arrangement Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) be construed to prohibit, limit or restrict the Shareholder from fulfilling his or her fiduciary duties as a director or officer of Inter Pipeline or any of its Subsidiaries.

7.	Legal Remedies

The Parties agree that if this Agreement is breached by a Party, or if a breach by a Party of this Agreement is threatened, the other non-breaching Parties would suffer irreparable harm for which monetary damages would be an inadequate remedy, and therefore, without limiting any other remedy available under applicable Laws or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof, shall be available to the non-breaching Parties, and any requirement for the security or posting of any bond in connection with the obtaining of such injunctive or equitable relief or specific performance is hereby waived.

8.	Entire Agreement and Amendment

Except as expressly set forth herein, this Agreement constitutes the whole of the agreement between the Parties with respect to the subject matter hereof and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the Parties hereto. No waiver of any provision hereof by any Party shall be deemed a waiver by any other Party nor shall any such waiver be deemed a continuing waiver of any matter by such Party.

9.	Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties.

10.	Time

Time shall be of the essence of this Agreement.

11.	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by email, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other Party given in accordance with these provisions):

(a)	in the case of the Shareholder, c/o Inter Pipeline at Suite 3200, 215 - 2nd Street S.W., Calgary, Alberta, T2P 1G1 or IPLLegal@interpipeline.com; and
(b)	in the case of Pembina, in the manner set forth in the Arrangement Agreement.
12.	Singular, Plural etc.

Words signifying the singular number shall include, whenever appropriate, the plural and vice versa; and words signifying the masculine gender shall include, whenever appropriate, the feminine or neuter gender.

13.	Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of any of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments that shall be reasonably required in order to fully perform and to carry out the terms and intent hereof.

14.	Severability

Any provision of this Agreement that is illegal, invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such illegality, invalidity or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement (which shall remain in full force and effect) or affecting the legality, validity or enforceability of such provision in any other jurisdiction.

15.	Disclosure

Prior to first public disclosure of the existence and terms and conditions of this Agreement, neither of the Parties hereto shall disclose the existence of this Agreement, or any details hereof, to any Person other than Pembina, the Shareholder and Inter Pipeline, their respective affiliates and each of their respective Representatives, without the prior written consent of the other Party, except to the extent required by Laws or a Governmental Entity.

16.	Enurement

This Agreement will be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns.

17.	Applicable Law

This Agreement shall be governed and construed in accordance with the Laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns and submits to the jurisdiction of the courts of the Province of Alberta.

18.	Counterparts

This Agreement may be signed in counterparts, and each counterpart may be delivered by electronic, facsimile or similar transmission, and each of such counterparts or electronic or facsimile signatures shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

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PEMBINA PIPELINE CORPORATION

By:	“J. Scott Burrows”
Name:	J. Scott Burrows
Title:	Senior Vice President & Chief Financial Officer

Name of Inter Pipeline Director or Officer (please print):

[Name Redacted]

Signature:

[Signature Redacted]

Number of Inter Pipeline Common Shares Beneficially Owned as of the Date of this Agreement:

[Number Redacted]